SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)1

                            INNOVASIVE DEVICES, INC.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45766K104
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                       ALAN CHERVITZ, MEDICINELODGE, INC.,
              152 SOUTH 600 WEST, LOGAN, UTAH 84321 (801) 753-7675
    ---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JULY 18, 1997
    ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)




             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    --------------------------                       --------------------------
       CUSIP No. 45766K104           SCHEDULE 13D          Page 2 of 11 Pages
    --------------------------                       --------------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            MedicineLodge, Inc.
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [_]
                                                                     (b)  [_]
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
    ------- -------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [_]

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  -0-
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 -0-
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This  Amendment  No.  1  hereby  amends  and  supplements  the
Schedule 13D (the "Schedule 13D"), dated July 3, 1997, filed with the Securities and Exchange Commission on July 7, 1997, with respect to the common stock, $.0001 par value ("Common Stock"), of Innovasive Devices, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 734 Forest Street, Marlboro, Massachusetts 01752-3032.


Item 2.           Identity and Background.

                  MedicineLodge, Inc.

                  MedicineLodge, Inc. (the "Corporation") is a corporation organized under the laws of the State of Delaware. Prior to June 27, 1997, the Corporation's principal business was the development and marketing of specialty medical devices. On June 27, 1997, the Corporation sold the assets constituting its principal business for 1,885,000 shares of Common Stock. See Item 3 below. On July 18, 1997, the Corporation distributed the Common Stock which is the subject of this report to its shareholders on a pro rata basis. The address of the principal business and principal office of the Corporation is 152 South 600 West, Logan, Utah 84321. During the past five years, the Corporation has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Richard B. Caspari

                  (a)      Richard B. Caspari, M.D.

                  (b) The business address of Dr. Caspari is 4405 Cox Road, Suite 120, Glen Allen, Virginia 23060.

                  (c) Dr. Caspari is a surgeon employed by Tuckahoe Orthopaedic Associates, Ltd., whose address is 4405 Cox Road, Suite 120, Glen Allen, Virginia 23060, and a director of the Corporation whose address is 152 South 600 West, Logan, Utah 84321. Dr. Caspari is also a consultant to and a director of the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Dr. Caspari has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Dr. Caspari has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Dr. Caspari is a citizen of the United States of America.



                               Page 3 of 11 Pages

                  Alan Chervitz

                  (a)      Alan Chervitz.

                  (b) The business address of Mr. Chervitz is 152 South 600 West, Logan, Utah 84321.

                  (c) Mr. Chervitz is President and Chief Executive Officer and a director of the Corporation, whose address is 152 South 600 West, Logan, Utah 84321. Mr. Chervitz is Executive Vice President and a director of the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Mr. Chervitz has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Chervitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Chervitz is a citizen of the United States of America.

                  T. Wade Fallin

                  (a)      T. Wade Fallin.

                  (b) The business address of Mr. Fallin is 152 South 600 West, Logan, Utah 84321.

                  (c) Mr. Fallin is Secretary and Executive Vice President of the Corporation, whose address is 152 South 600 West, Logan, Utah 84321. Mr. Fallin is Vice President of the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Mr. Fallin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Mr. Fallin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Fallin is a citizen of the United States of America.

                  E. Marlowe Goble

                  (a)      E. Marlowe Goble.

                  (b) The business address of Dr. Goble is P.O. Box 6698, Jackson, Wyoming 83001.


                               Page 4 of 11 Pages

                  (c) Dr. Goble is a surgeon with Western Medical, Inc., whose address is P.O. Box 6698, Jackson, Wyoming 83001, and a director of the Corporation whose address is 152 South 600 West, Logan, Utah 84321. Dr. Goble is also a consultant to the Issuer, whose address is set forth in Item 1 above.

                  (d) During the past five years, Dr. Goble has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the past five years, Dr. Goble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Dr. Goble is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

                  MedicineLodge, Inc.

                  On February 4, 1997, the Corporation and the Issuer entered into an Asset Purchase Agreement (the "Agreement"), pursuant to which the Corporation agreed to sell to the Issuer, and the Issuer agreed to buy from the Corporation, all of the Corporation's properties and assets (except for certain assets expressly excluded from the Agreement) (the "Asset Purchase"). In exchange for such properties and assets, the Issuer agreed to issue and deliver 1,885,000 shares of its Common Stock to the Corporation and to assume certain liabilities of the Corporation.

                  On June 27, 1997, the Asset Purchase was consummated, and the Issuer issued and delivered 1,696,500 shares of Common Stock to the Corporation. In addition, the Issuer issued 188,500 shares of Common Stock to the Corporation and deposited such shares into escrow. Pursuant to the terms of the Agreement and a related Escrow Agreement, dated June 27, 1997, between the Corporation, the Issuer and Brown Brothers Harriman & Co. as escrow agent, such escrowed shares may be used to indemnify the Issuer in accordance with the terms of the Agreement. The Corporation retained the powers to distribute these shares to its shareholders and to vote these shares until they are released from escrow one year from the consummation of the Asset Purchase. Accordingly, the Corporation had beneficial ownership of 1,885,000 shares of the Issuer's Common Stock as of June 27, 1997.

                  On July 18, 1997, the 1,885,000 shares of Common Stock held by the Corporation were distributed to its shareholders pro rata, based on each shareholder's equity interest in the Corporation. The distribution occurred in connection with the planned dissolution of the Corporation.

                  Richard B. Caspari

                  Dr. Caspari is the owner of 643,960 shares of common stock of the Corporation. In the pro rata distribution by the Corporation on July 18, 1997, Dr. Caspari acquired 330,981 shares of Common Stock.

                               Page 5 of 11 Pages

                  Alan Chervitz

                  Mr. Chervitz is the owner of 535,211 shares of common stock of the Corporation. In the pro rata distribution by the Corporation on July 18, 1997, Mr. Chervitz acquired 275,087 shares of Common Stock.

                  T. Wade Fallin

                  Mr. Fallin is the owner of 241,000 shares of common stock of the Corporation. In the pro rata distribution by the Corporation on July 18, 1997, Mr. Fallin acquired 123,869 shares of Common Stock.

                  E. Marlowe Goble

                  Dr. Goble is the owner of 1,729,333 shares of common stock of the Corporation. In the pro rata distribution by the Corporation on July 18, 1997, Dr. Goble acquired 888,839 shares of Common Stock.

Item 4.           Purpose of Transaction.

                  The purpose of the disposition of Common Stock reported in this Amendment No. 1 is summarized in Item 3 above.

                  Other than described above, there are no plans or proposals which the Corporation or Messrs. Caspari, Chervitz, Fallin or Goble may have which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b)      an extraordinary corporate transaction, such  as  a
                  merger,   reorganization  or liquidation, involving the Issuer
                  or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 6 of 11 Pages

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  MedicineLodge, Inc.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Corporation are 0 and 0% of the issued and outstanding shares of Common Stock on July 18, 1997.

                  (b)      Not applicable.

                  (c) On June 27, 1997, the Asset Purchase was consummated, and the Issuer issued and delivered 1,696,500 shares of Common Stock to the Corporation. In addition, the Issuer issued 188,500 shares of Common Stock to the Corporation and deposited such shares into escrow. Pursuant to the terms of the Agreement and a related Escrow Agreement, dated June 27, 1997, between the Corporation, the Issuer and Brown Brothers Harriman & Co. as escrow agent, such escrowed shares may be used to indemnify the Issuer in accordance with the terms of the Agreement. The Corporation retained the powers to distribute these shares to its shareholders and to vote these shares until they are released from escrow one year from the consummation of the Asset Purchase. Accordingly, the Corporation had beneficial ownership of 1,885,000 shares of Common Stock as of June 27, 1997.

                  On July 18, 1997, the 1,885,000 shares of Common Stock held by the Corporation were distributed to its shareholders pro rata, based on each shareholder's equity interest in the Corporation. The distribution occurred in connection with the planned dissolution of the Corporation.

                  (d)      Not applicable.

                  (e)      July 18, 1997.

                  Richard B. Caspari

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Caspari are 330,981 and approximately 3.6% of the issued and outstanding shares of Common Stock on July 18, 1997.

                  (b) Dr. Caspari possesses the sole power to vote or dispose of 330,981 of the shares of Common Stock described in Item 5(a) above. Dr. Caspari will possess the sole power to vote and dispose of 50,000 shares of Common Stock upon the vesting and exercise of the stock options described in
Item 5(c) below.

                  (c) On June 27, 1997, Dr. Caspari and the Issuer entered into a Consulting Agreement that provides for Dr. Caspari's retention as a consultant to the Issuer. Pursuant to this Consulting Agreement, the Issuer granted Dr. Caspari an option to acquire 40,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan. The option vests 25% per year over four years commencing June 27, 1998.


                               Page 7 of 11 Pages

                  In addition, on June 27, 1997, the Issuer granted Dr. Caspari an option to acquire 10,000 shares of Common Stock under the Issuer's 1996 Non-Employee Director Stock Option Plan.

                  Dr. Caspari is the owner of 643,960 shares of common stock of the Corporation. On July 18, 1997, the shares of Common Stock held by the Corporation were distributed to its shareholders on a pro rata basis in connection with the anticipated dissolution of the Corporation. Accordingly, Dr. Caspari received 330,981 shares of Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  Alan Chervitz

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Chervitz are 275,087 and approximately 3.0% of the issued and outstanding shares of Common Stock on July 18, 1997.

                  (b) Mr. Chervitz possesses the sole power to vote or dispose of 275,087 of the shares of Common Stock described in Item 5(a) above. Mr. Chervitz will possess the sole power to vote and dispose of 35,000 shares of Common Stock upon the vesting and exercise of the stock options described in
Item 5(c) below.

                  (c) On June 27, 1997, Mr. Chervitz and the Issuer entered into an Employment Agreement that provides for Mr. Chervitz's employment as Executive Vice President of the Issuer. Pursuant to this Employment Agreement, the Issuer granted Mr. Chervitz stock options to purchase 35,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan. The option vests 25% per year over four years commencing June 27, 1998.

                  In addition, Mr. Chervitz is the owner of 535,211 shares of common stock of the Corporation. On July 18, 1997, the shares of Common Stock held by the Corporation were distributed to its shareholders on a pro rata basis in connection with the anticipated dissolution of the Corporation. Accordingly, Mr. Chervitz received 275,087 shares of Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  T. Wade Fallin

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Fallin are 123,869 and approximately 1.4% of the issued and outstanding shares of Common Stock on July 18, 1997.

                  (b) Mr. Fallin currently possesses the sole power to vote or dispose of 123,869 of the shares of Common Stock described in Item 5(a) above. Mr. Fallin will possess the sole power to vote and dispose of 25,000 shares of Common Stock upon the vesting and exercise of the stock options described in Item 5(c) below.


                               Page 8 of 11 Pages

                  (c) On June 27, 1997, Mr. Fallin and the Issuer entered into an Employment Agreement that provided for Mr. Fallin's employment as Vice President of the Issuer. Pursuant to this Employment Agreement, the Issuer granted Mr. Fallin stock options to purchase 25,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan. The option vests 25% per year over four years commencing June 27, 1998.

                  In addition, Mr. Fallin is the owner of 241,000 shares of common stock of the Corporation. On July 18, 1997, the shares of Common Stock held by the Corporation were distributed to its shareholders on a pro rata basis in connection with the anticipated dissolution of the Corporation. Accordingly, Mr. Fallin acquired 123,869 shares of Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  E. Marlowe Goble

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Goble are 888,839 and approximately 9.7% of the issued and outstanding shares of Common Stock on July 18, 1997.

                  (b) Dr. Goble currently possesses the sole power to vote or dispose of 888,839 of the shares of Common Stock described in Item 5(a) above. Dr. Goble will possess the sole power to vote and dispose of 40,000 shares of Common Stock upon the vesting and exercise of the stock options described in Item 5(c) below.

                  (c) On June 27, 1997, Dr. Goble and the Issuer entered into a consulting Agreement that provided for Dr. Goble's retention as a consultant to the Issuer. Pursuant to this Consulting Agreement, the Issuer granted Dr. Goble an option to acquire 40,000 shares of Common Stock under the Issuer's 1996 Omnibus Stock Plan. The option vests 25% per year over four years commencing June 27, 1998.

                  Dr. Goble is the owner of 1,729,333 shares of common stock of the Corporation. On July 18, 1997, the shares of Common Stock held by the Corporation were distributed to its shareholders on a pro rata basis in connection with the anticipated dissolution of the Corporation. Accordingly, Dr. Goble acquired 888,839 shares of Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  MedicineLodge, Inc.

                  Not applicable.


                               Page 9 of 11 Pages

                  Richard B. Caspari

                  On June 27, 1997, Dr. Caspari and the Issuer entered into a Consulting Agreement that provides for Dr. Caspari's retention as a consultant to the Issuer. In addition, Dr. Caspari is a director of the Issuer.

                  Alan Chervitz

                  On June 27, 1997, Mr. Chervitz and the Issuer entered into an Employment Agreement that provides for Mr. Chervitz's employment as Executive Vice President of the Issuer. In addtion, Mr. Chervitz is a director of the Issuer.

                  T. Wade Fallin

                  On June 27, 1997, Mr. Fallin and the Issuer entered into an Employment Agreement that provides for Mr. Fallin's employment as Vice President of the Issuer.

                  E. Marlowe Goble

                  On June 27, 1997, Dr. Goble and the Issuer entered into a Consulting Agreement that provides for Dr. Goble's retention as a consultant to the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.



                               Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       MEDICINELODGE, INC.




Date:  July 21, 1997                   /s/ Alan Chervitz
                                       ---------------------------------------
                                       Alan Chervitz
                                       President and Chief Executive Officer





Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).